# QUE CONCHA

## Profit and Loss

January - December 2021

| | TOTAL |
|---|---|
| Income | |
| Sales | 186,723.31 |
| Uncategorized Income | 8.24 |
| **Total Income** | **$186,731.55** |
| Cost of Goods Sold | |
| COGS | 65,958.55 |
| Cost of Goods Sold | 8,234.52 |
| **Total Cost of Goods Sold** | **$74,193.07** |
| GROSS PROFIT | **$112,538.48** |
| Expenses | |
| Advertising & Marketing | 2,748.65 |
| Bank Charges & Fees | 1,777.82 |
| Car & Truck | 18,380.79 |
| Credit Card Supplies | 200.00 |
| Insurance | 4,205.81 |
| Job Supplies | 17,831.95 |
| Legal & Professional Services | 1,195.50 |
| Meals & Entertainment | 5,888.40 |
| Office Supplies & Software | 946.57 |
| Other Business Expenses | 4,310.43 |
| Outside services | -2,823.50 |
| Rent & Lease | 30.00 |
| Repairs & Maintenance | 19,809.07 |
| Taxes & Licenses | -4,375.83 |
| Travel | -1,650.00 |
| Uncategorized Expense | 452.21 |
| Uniform | 3,540.07 |
| Utilities | 10,305.06 |
| **Total Expenses** | **$82,773.00** |
| NET OPERATING INCOME | **$29,765.48** |
| Other Income | |
| Suspense | 2,400.00 |
| **Total Other Income** | **$2,400.00** |
| NET OTHER INCOME | **$2,400.00** |
| NET INCOME | **$32,165.48** |

# QUE CONCHA

## Balance Sheet

As of December 31, 2021

| | TOTAL |
| --- | --- |
| ASSETS | |
| Current Assets | |
| Bank Accounts | |
| Checking (4427) | 5,708.19 |
| Checking (4710) | 572.30 |
| Checking (8436) | 60,363.47 |
| education | 3,142.10 |
| **Total Bank Accounts** | **$69,786.06** |
| Accounts Receivable | |
| Accounts Receivable (A/R) | 0.00 |
| **Total Accounts Receivable** | **$0.00** |
| Other Current Assets | |
| Deposits | -6,023.00 |
| Uncategorized Asset | -75.00 |
| **Total Other Current Assets** | **$ -6,098.00** |
| **Total Current Assets** | **$63,688.06** |
| Fixed Assets | |
| Accumulated Depreciation | -54,850.00 |
| Vehicles | 59,984.25 |
| **Total Fixed Assets** | **$5,134.25** |
| **TOTAL ASSETS** | **$68,822.31** |
| LIABILITIES AND EQUITY | |
| Liabilities | |
| Current Liabilities | |
| Other Current Liabilities | |
| California Department of Tax and Fee Administration Payable | 0.00 |
| **Total Other Current Liabilities** | **$0.00** |
| **Total Current Liabilities** | **$0.00** |
| **Total Liabilities** | **$0.00** |
| Equity | |
| Opening Balance Equity | 661.35 |
| Owner’s Investment | -13,652.38 |
| Owner’s Pay & Personal Expenses | -1,531.60 |
| Retained Earnings | 51,179.46 |
| Net Income | 32,165.48 |
| **Total Equity** | **$68,822.31** |
| **TOTAL LIABILITIES AND EQUITY** | **$68,822.31** |

# QUE CONCHA

## Statement of Cash Flows

January - December 2021

| | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | 32,165.48 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable (A/R) | 0.00 |
| Deposits | 6,023.00 |
| Uncategorized Asset | 75.00 |
| California Department of Tax and Fee Administration Payable | 0.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **6,098.00** |
| **Net cash provided by operating activities** | **$38,263.48** |
| INVESTING ACTIVITIES | |
| Vehicles | -5,134.25 |
| **Net cash provided by investing activities** | **$ -5,134.25** |
| FINANCING ACTIVITIES | |
| Owner's Investment | -13,652.38 |
| Owner's Pay & Personal Expenses | -27,386.63 |
| **Net cash provided by financing activities** | **$ -41,039.01** |
| NET CASH INCREASE FOR PERIOD | **$ -7,909.78** |
| Cash at beginning of period | 77,695.84 |
| CASH AT END OF PERIOD | **$69,786.06** |